UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number:    000-53602

B2Gold Corp.

(Exact name of registrant as specified in its charter)

Suite 3100, 3 Bentall Centre, 595 Burrard Street, Vancouver, B.C., Canada V7X 1J1 (604) 601-2962

(Address, including zip code, and telephone number,
including area code of registrant’s principal executive offices)

Common Shares (No Par Value)

(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a)	Rule 12h-6(d) X
(for equity securities)	(for successor registrants)

Rule 12h-6(c)	Rule 12h-6(i)
(for debt securities)	(for prior Form 15 filers)

PART 1

Item 1.   Exchange Act Reporting History

B2Gold Corp. (the “Company”) acquired Central Sun Mining Inc. (“Central Sun”) as of March 26, 2009. Central Sun first incurred the duty to file reports under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on February 23, 2005.

Central Sun has filed or submitted all reports required under Section 13(a) or Section 15(d) of the Exchange Act and corresponding Commission rules for the 12 months preceding the filing of this Form. Central Sun has filed at least one annual report under Section 13(a) of the Exchange Act.

Item 2.   Recent United States Market Activity

The Company’s Common Shares have not been sold in the United States in a registered offering under the Securities Act of 1933, as amended.

Item 3. Foreign Listing and Primary Trading Market

The Company maintains a listing of its common shares, no par value (the “Common Shares”) on the Toronto Stock Exchange (the “TSX”) located in Canada. The TSX is the primary trading market for the Common Shares. The Common Shares were initially listed on the TSX on October 23, 2008.

Prior to the listing of the Common Shares on the TSX, the primary trading market for the Common Shares was the TSX Venture Exchange (the “TSX-V”) located in Canada. The Common Shares were initially listed on the TSX-V on December 6, 2007.

The Company has maintained a listing of the Common Shares on the TSX and the TSX-V, collectively, for at least 12 months preceding the filing of this Form.

During the 12-month period beginning February 1, 2008 and ending January 30, 2009 trading on the TSX and the TSX-V constituted 100% of the trading of the Common Shares in on-exchange transactions.

Item 4.   Comparative Trading Volume Data

Based on trading volume information provided by Bloomberg:

1.            During the 12-month period beginning February 1, 2008 and ending January 30, 2009, the average daily trading volume of the Company in the United States was 2,896 and worldwide was 165,102.

2.            The average daily trading volume in the United States during the 12-month period ended January 30, 2009 was 1.8% of the total trading volume worldwide. 98.2% of the trading was conducted on the TSX or the TSX-V.

The Company has not delisted the subject class of securities from a national securities exchange or inter-dealer quotation system in the United States.

The Company has not terminated a sponsored American depositary receipt (ADR) facility regarding the subject class of securities.

Item 5.   Alternative Record Holder Information

Not applicable.

Item 6.   Debt Securities

Not applicable.

Item 7.   Notice Requirement

As required by Rule 12h-6(h), attached to this Form as an exhibit is a news release disseminated by the Company in the United States on March 26, 2009, disclosing its intent to terminate its duty to file reports under Section 13(a) of the Exchange Act.

The notice was disseminated in the United States by Marketwire.

Item 8.   Prior Form 15 Filers

Not applicable.

PART II

Item 9.   Rule 12g3-2(b) Exemption

The Company will publish the information required under Rule12g3-2(b)(1)(iii) on the System for Electronic Document Analysis and Retrieval (SEDAR) at its website: http://www.sedar.com.

PART III

Item 10.   Exhibits

Exhibit 1 – News Release of the Company dated March 26, 2009.

Item 11.   Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)   The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2)   Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3)   It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, B2Gold Corp. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, B2Gold Corp. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under Section 13(a) or Section 15(d) of the Exchange Act, or both.

B2Gold Corp.

By:	/s/ /s/ Roger Richer
	Name:	Roger Richer
	Title:	Executive Vice President, General Counsel and Secretary

Date:	March 26, 2009

EXHIBIT 1

Joint News Release

Central Sun and B2Gold Corp. Complete Business Combination

Vancouver and Toronto, March 26, 2009 – B2Gold Corp. (TSX: BTO) (“B2Gold” or the “Company”) and Central Sun Mining Inc. (TSX: CSM) (NYSE Amex: SMC) (“Central Sun”) are pleased to announce that they have completed their previously announced business combination (the “Transaction”). The Transaction was completed by way of a plan of arrangement that was approved by the shareholders of Central Sun on March 20, 2009 and received court approval on March 25, 2009.

Pursuant to the plan of arrangement, Central Sun amalgamated with a wholly-owned subsidiary of B2Gold and all of the issued and outstanding common shares of Central Sun were transferred to B2Gold in consideration for the issuance by B2Gold of 1.28 common shares of B2Gold for each Central Sun share. All of the outstanding stock options of Central Sun were replaced by options to purchase common shares of B2Gold. All outstanding warrants and agent’s options to acquire common shares of Central Sun will, pursuant to their terms, be exercisable for common shares of B2Gold.

Pursuant to the plan of arrangement, B2Gold has issued an aggregate of 80,638,705 common shares of B2Gold to the former shareholders of Central Sun and authorized the issuance of an additional 26,050,471 common shares upon the exercise of the stock options, warrants and agent’s options held by the former security holders of Central Sun. As at March 26, 2009, following completion of the Transaction, there are approximately 243,422,023 issued and outstanding common shares of B2Gold.

The TSX will disseminate a notice announcing the delisting of the Central Sun shares when the TSX deems appropriate. Upon notification of the closing of the Transaction, the NYSE Amex will suspend trading of Central Sun’s common shares and the NYSE Amex will file a Form 25.

Former President and CEO of Central Sun, Peter Tagliamonte, and former director of Central Sun Bruce Humphrey were appointed to the board of directors of B2Gold effective at the closing of the Transaction, with the existing six directors of B2Gold continuing as directors.

Peter Tagliamonte P.Eng

Mr. Tagliamonte was formerly the President and CEO of Central Sun Mining and previously, Vice President Operations and Chief Operating Officer of Desert Sun Mining Corp. He was responsible for developing the Jacobina Mine in Brazil into a 4,200-tonne-per-day mining operation. Peter has more than 20 years of progressive managerial experience in the mining industry. A professional mining engineer, Mr. Tagliamonte also holds an MBA from the Richard Ivey School of Business at the University of Western Ontario. He was recognized for his work in 2005 by receiving the Mining Journal’s “Mine Manager of the Year” award.

Bruce Humphrey P.Eng

Mr. Humphrey has more than 30 years experience in the mining industry with such major companies as Inco, Cominco and Noranda. Most recently, as President and CEO of Desert Sun, he was responsible for the successful development of the Jacobina Mine in Brazil. From 1998-2004, Mr. Humphrey was COO of Goldcorp during the re-development of its high-grade Red Lake mine.

The new B2Gold Corp. has immediate annual gold production of 45,000 ounces from the Limon Mine in Nicaragua. Production is expected to increase to an annual rate of 130,000 ounces in the fourth quarter of 2009 with the completion of the Orosi Mill project, also in Nicaragua. The new B2Gold has significant reserves and resources with a strong portfolio of mining, development and exploration assets in Colombia, Nicaragua and Northeastern Russia.

Pursuant to Rule 12(g)(3) under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), B2Gold has succeeded to the Section 12 registration, and Section 13(a) reporting obligations under the Exchange Act, of Central Sun. However, B2Gold intends to file a Form 15F, as soon as practicable, with the United States Securities and Exchange Commission (“SEC”) to voluntarily terminate the registration of the B2Gold common shares under Section 12(g) as well as B2Gold’s reporting obligations under Section 13(a) of the Exchange Act. Pursuant to Rule 12(h)-(6) under the Exchange Act, the SEC permits a foreign private issuer to terminate the registration of a class of securities under Section 12(g) of the Exchange Act if it meets certain requirements. Upon the filing of the Form 15F, the Company’s reporting obligations under the Exchange Act will be suspended immediately and will terminate no more than 90 days after the filing, barring any objections from the SEC. Under SEC rules, a foreign private issuer such as B2Gold may deregister a class of its securities under the Exchange Act, and terminate the associated reporting obligations, if, among other conditions, the average daily trading volume of the Company’s Common Shares in the United States is less than 5% of the Company’s worldwide average daily trading volume for a 12 month period ending within 60 days of filing the Form 15-F.

ON BEHALF OF B2GOLD CORP.	ON BEHALF OF CENTRAL SUN MINING INC.

“Clive T. Johnson”	“Peter Tagliamonte”
President and Chief Executive Officer	President and Chief Executive Officer

For more information on B2Gold please visit the Company web site at www.b2gold.com or contact:

Ian MacLean	Kerry Suffolk
Vice President, Investor Relations	Manager, Investor Relations
604-681-8371	604-681-8371

This communication does not constitute an offer to purchase or exchange or the solicitation of an offer to sell or exchange any securities of Central Sun or an offer to sell or exchange or the solicitation of an offer to buy or exchange any securities of B2Gold, nor shall there be any sale or exchange of securities in any jurisdiction (including the United States) in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. The solicitation of offers to buy B2Gold shares in the United States will only be made pursuant to a prospectus and related offer materials that B2Gold expects to send to holders of Central Sun securities, subject to the requirements of applicable law. The B2Gold shares may not be sold, nor may offers to buy be accepted, in the United States prior to the time the registration statement (if any is filed) becomes effective or an exemption from such requirements is available. No offering of securities shall be made in the United States except (i) by means of a prospectus meeting the requirements of Section 10 of the United States Securities Act of 1933, as amended, which would contain detailed information regarding B2Gold and its management, as well as its financial statements, or (ii) pursuant to an exemption from the registration requirements of the United States Securities Act of 1933, as amended.

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Cautionary Note Regarding Forward-Looking Information This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to, statements with respect to the future financial or operating performance of B2Gold and Central Sun and its projects, statements regarding exploration prospects, statements regarding synergies and financial impact of the proposed B2Gold Transaction, the terms and conditions of the B2Gold Transaction, the benefits of the proposed B2Gold Transaction, the identification of mineral reserves and resources, costs of and capital for exploration and development projects, exploration and development expenditures, timing of future exploration and development activities, expected production, requirements for additional capital, government regulation of mining operations, environmental risks, reclamation expenses, title disputes or claims, limitations of insurance coverage and the timing and possible outcome of pending litigation and regulatory matters. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

Forward-looking information is based on various assumptions and on the best estimates of Central Sun or B2Gold, as the case may be, as of the date hereof, and is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company (and the company resulting from the successful completion of the proposed B2Gold Transaction) to be materially different from those expressed or implied by such forward-looking information, including but not limited to: general business, economic, competitive, political and social uncertainties; the actual results of current exploration activities; delay or failure to receive board or regulatory approvals; timing and availability of external financing on acceptable terms; the business of B2Gold and Central Sun not being integrated successfully or such integration proving more difficult, time consuming or costly than expected; not realizing on the potential benefits of the proposed B2Gold Transaction; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of mineral prices; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; and, delays in obtaining governmental approvals or required financing or in the completion of activities, and as well as those risks identified under “Risk Factors” disclosure sections in the documents filed under the profile of SEDAR by Central Sun and/or B2Gold from time to time. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

The Toronto Stock Exchange neither approves nor disapproves the information contained in this News Release.

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